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                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934


                                  Subject Company: STAR Telecommunications, Inc.
                                                    Commission File No. 0-22581


Merger of World Access and STAR Telecom to be Repriced; Definitive Merger Agreement Expected Next Week.

     ATLANTA, and SANTA BARBARA, Calif., Feb. 2 /PRNewswire/-- World Access, Inc. (Nasdaq: WAXS) and STAR Telecommunications, Inc., (Nasdaq: STRX) announced today that World Access has completed its due diligence of STAR's operations. After further review, both companies believe that significant capital will be required in the near term in order to deploy an expanded salesforce and invest in leading edge technologies in the European marketplace. To reflect this necessary investment, STAR has agreed to accept a reduced price for the merger.

      Under the new terms, World Access has agreed to pay between $7.50 and $8.00 per share of STAR stock. The final terms of the merger are subject to further review and approval by both Boards of Directors. Under the revised terms, World Access has agreed, in connection with entering into a definitive agreement, to provide significant interim financing to STAR to fund various obligations in Germany. The companies anticipate entering into a definitive merger agreement next week.

      "The global telecommunications marketplace is quickly consolidating into a competitive force of giants," commented Chris Edgecomb, Chairman and CEO of STAR. "With combined annual revenues in excess of $2 billion, greater access to capital markets and enhanced management, we believe our merger with World Access offers STAR shareholders the best opportunity for future share price appreciation as it repositions the combined company as a stronger competitor in the telecom world."

      After the merger, the combined company plans to focus its efforts on the emerging European telecommunications marketplace, while continuing to be a strategic telecom solutions provider in the U.S. and other markets. With this focus on Europe, some existing STAR consumer services businesses may be considered non-core and may be spun-off or sold for the potential benefit of STAR shareholders.

      About STAR Telecommunications
      STAR Telecommunications provides global telecommunications services to consumers, long distance carriers, multinational corporations and Internet service providers worldwide. STAR provides international and national long distance services, international private line, prepaid calling cards, dial-around services and international toll free services. For more information, visit our website at http://www.startel.com.

      About World Access
      World Access is focused on being a leading provider of bundled voice, data and Internet services to key regions of the world. The company competitively provides end-to end communications services through its redundant digital network which is capable of supporting voice and data services, including frame relay, Internet Protocol (IP), asynchronous transfer mode (ATM) and multimedia applications. Located strategically throughout the US and 13 European countries, World Access's network backbone consists of gateway and tandem switches, linked by an extensive fiber network encompassing tens of millions of circuit miles. For additional information regarding World Access, please refer to the Company's website at http://www.waxs.com.

      This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially. These risks include: potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new product developments or introductions; the potential termination of certain service
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agreements or the inability to enter into additional service agreements; and
other risks described in the World Access and Star SEC filings, including the companies' Annual Reports on Form 10-K for the year ended December 31, 1998, the companies' Quarterly Reports on Form 10-Q for the three months ended
March 31, 1999, June 30, 1999 and September 30, 1999 and the World Access Registration Statement on Form S-3 (No. 333-43497), as such filings have been amended, all of which are incorporated by reference in this press release.

         World Access and STAR will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. Documents filed by STAR can be obtained by writing to: Investor Relations, STAR Telecommunications, Inc., 223 East De LaGuerra Street, Santa Barbara, California 93101, or by telephone request to
(805) 899-1962.